

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managers
Asante Capital Group Advisors LLC
New York, New York

We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the Company) as of March 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Asante Capital Group Advisors LLC as of March 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and Schedule II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit Asante Capital Group Advisors LLC's financial statements. The Supplemental Information is the responsibility of Asante Capital Group Advisors LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

New York, New York
May 16, 2016

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